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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                             Blue Rhino Corporation
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                                (Name of Issuer)

                    Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   095811105
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 1999
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.   095811105
         ------------------------
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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Craig J. Duchossois
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4    U.S.


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                          SOLE VOTING POWER
                     5
     NUMBER OF
                          573,931 (a)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             79,728 (b)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          573,931 (a)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          79,728 (b)
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          653,659 (a)(b)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

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      PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      7.5%
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      TYPE OF REPORTING PERSON
12
      IN

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(a)   Includes 482,147 shares beneficially owned by the Craig J. Duchossois
      Revocable Trust (the "C. Duchossois Trust"), 84,003 shares issuable upon the exercise of warrants held by C. Duchossois Trust and 7,781 shares issuable upon the exercise of vested options held by Mr. Duchossois.

(b) Includes 77,228 shares beneficially owned by the Kimberly Family Discretionary Trust, of which Mr. Duchossois is a member of the investment advisory committee, and 2,500 shares held by R. Bruce Duchossois.
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Item 1.  (a)   Name of Issue:  Blue Rhino Corporation

         (b)   Address of Issuer's Principal Executive Offices:

               104 Cambridge Plaza Drive
               Winston-Salem, North Carolina 27104

Item 2.  (a)   Name of Person Filing:     Craig J. Duchossois

         (b)   Address of Principal Business Office:

               845 Larch Avenue
               Elmhurst, Illinois 60126

         (c)   Citizenship:   U.S.

         (d) Title of Class of Securities: Common Stock, par value $.001 per share

         (e)   CUSIP Number: 095811105

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable.

Item 4. Ownership.

         (a)   Amount beneficially owned: 653,659 (a)(b)

         (b)   Percent of class: 7.5%

         (c)   Number of shares as to which person has:

               (i)    Sole power to vote or to direct the vote: 573,931 (a)

               (ii)   Shared power to vote or to direct the vote: 79,728 (b)

               (iii)  Sole power to dispose or to direct the
                      disposition of: 573,931 (a)

               (iv) Shared power to dispose or to direct the disposition of: 79,728 (b)

                      (a) Includes 482,147 shares beneficially owned by the
                          Craig J. Duchossois Revocable Trust (the "C.
                          Duchossois Trust), 84,003 shares issuable upon the exercise of warrants held by the C. Duchossois Trust and 7,781 shares issuable upon the exercise of vested options held by Mr. Duchossois.

                      (b) Includes 77,228 shares beneficially owned by the
                          Kimberly Family Discretionary Trust, of which Mr. Duchossois is a member of the investment advisory committee, and 2,500 shares held by R. Bruce Duchossois.
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Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 10, 2000
                                           ------------------------------------
                                           Date

                                           /s/ Craig J. Duchossois
                                           ------------------------------------
                                           Signature

                                             Craig J. Duchossois
                                           ---------------------
                                           Name/Title